Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ENLIVEX THERAPEUTICS LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheets of Enlivex Therapeutics Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements).

We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the respective accounts or disclosures to which they relate.

Liquidity and capital resources

Description of the matter -

As discussed in Note 1 to the consolidated financial statements, the Company has incurred operating losses and negative cash-flow from operations since inception. The Company’s operations are dependent on its ability to raise additional funds. This dependency will continue until the Company will be able to completely finance its operations by generating revenue from its product candidates. Management has concluded that, based on its cash and cash equivalents and bank deposits as of December 31, 2023 and its current projections and plans, the Company will be able to satisfy its liquidity requirements for at least 12 months from the date these financial statements were issued.

The Company has been funded primarily through offerings of the Company’s securities. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, based on a prioritized plan that will result in negative cash flows from operating activities.

The principal considerations for our determination that performing procedures related to liquidity and capital resources is a critical audit matter are the estimation and execution uncertainty regarding the Company’s future cash flows and management’s judgments and assumptions in estimating these cash flows to conclude the Company would have sufficient liquidity to fund its operations for at least the next 12 months. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions.

How we addressed the matter in our audit -

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures included, among others, testing the reasonableness of the forecasted revenue, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund its operations for at least the next 12 months. We assessed the appropriateness of the forecast assumptions by comparing prior period forecasts to actual results, inquiring of management regarding the mitigating actions to reduce costs and manage cash flows and assessing whether the mitigating actions were within the Company’s control, testing the underlying data generated to prepare the forecast scenarios and determined whether there was adequate support for the assumptions underlying the forecast.

Accrued pre-clinical and clinical trial expenses

Description of the matter -

As discussed in Note 2 to the consolidated financial statements, the Company records costs for pre-clinical and clinical trial activities based upon estimates of costs incurred through the balance sheet date that have yet to be invoiced by the contract research organizations and other vendors.

Auditing the Company’s accruals for pre-clinical and clinical trial activities is challenging due to the fact that information necessary to estimate the accruals for the services that have been received during the reporting period is accumulated from multiple sources, including the Company’s personnel who oversee the pre-clinical and clinical trial activities, information from service providers and terms and conditions included in the contracts with the service providers. In addition, in certain circumstances, the determination of the nature and level of services that have been received during the reporting period requires judgment because the historical timing and pattern of vendor invoicing does not correspond to the level of services provided, and there may be delays in invoicing from pre-clinical and clinical study sites and other vendors.

How we addressed the matter in our audit –

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls that addressed the identified risks related to the Company’s process for recording accrued pre-clinical and clinical trial expenses. Our procedures also included, among others, reviewing agreements and contract amendments entered into with vendors in connection with conducting clinical trials, evaluating the significant assumptions described above and the methods used in developing the clinical trial estimates, and calculating the amounts that were unpaid at the balance sheet date. We confirmed selected liabilities recorded directly with the third parties involved in performing research and development services on behalf of the Company. We also made direct inquiries of financial and clinical trial personnel regarding status and progress of clinical trials. We compared the current estimate of expenses incurred to estimates previously made by management and assessed the historical accuracy of management’s previous estimates. We also examined invoices issued and payments made to service providers after the consolidated balance sheet date.

/s/ Yarel + Partners

Yarel + Partners

Certified Public Accountants (Isr.)

Tel-Aviv, Israel

March 25, 2024

We have served as the Company’s auditor since 2013.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2023	2022

ASSETS
Current Assets
Cash and cash equivalents (note 3)	$813	$49,945
Short-term interest-bearing deposits (note 4)	26,507	299
Prepaid expenses and other receivables (note 5)	1,336	2,086
Assets classified as held for sale (note 16)	5,108	-
Total Current Assets	33,764	52,330

Non-Current Assets
Property and equipment, net (note 6)	1,539	9,875
Other assets (notes 7 & 9)	1,528	5,437
Total Non-Current Assets	3,067	15,312
TOTAL ASSETS	$36,831	$67,642

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade (note 14)	$827	$1,948
Accrued expenses and other liabilities (note 8)	4,001	4,659
Liability classified as held for sale (note 16)	1,233	-
Total Current Liabilities	6,061	6,607

Non-Current Liabilities
Other long-term Liabilities (note 9)	686	4,194
Total Non-Current Liabilities	686	4,194

Commitments and Contingent Liabilities (note 10)

TOTAL LIABILITIES	6,747	10,801

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.40 par value: (note 11) Authorized: 45,000,000 shares as of December 31, 2023 and 2022; Issued and outstanding: 18,598,555 and 18,421,852 as of December 31, 2023 and 2022, respectively;	2,137	2,117
Additional paid in capital	138,939	136,648
Foreign currency translation reserve	1,101	1,101
Accumulated deficit	(112,093)	(83,025)
TOTAL SHAREHOLDERS’ EQUITY	30,084	56,841
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$36,831	$67,642

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021

Revenues	$-	$-	$-

Operating expenses:
Research and development expenses, net (note 17a)	19,012	18,693	12,881
General and administrative expenses (note 17b)	6,139	7,104	6,407
Loss on disposal group of assets held for sale	4,244	-	-
	29,395	25,797	19,288

Operating loss	(29,395)	(25,797)	(19,288)

Finance income (expenses), net (note 17c)	327	(5,263)	4,820

Net loss	$(29,068)	$(31,060)	$(14,468)

Other comprehensive gain
Exchange differences arising from translating financial statements from functional to presentation currency	-	-	124
Total other comprehensive gain	-	-	124
Total comprehensive loss	$(29,068)	$(31,060)	$(14,344)

Basic & diluted loss per share	$(1.56)	$(1.69)	$(0.81)
Weighted average number of shares outstanding	18,574,484	18,394,886	17,859,713

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional	Currency
	Number of shares	Share capital	paid in capital	translation reserve	Accumulated deficit	Total

JANUARY 1, 2021	14,587,934	1,646	70,361	977	(37,497)	35,487

Issuance of shares and warrants for cash consideration of $57,629 net of $4,455 issuance costs	2,848,629	352	52,822	-	-	53,174
Exercise of options	39,131	5	101	-	-	106
Exercise of warrants	855,813	104	7,598	-	-	7,702
Stock based compensation	-	-	2,914	-	-	2,914
Other comprehensive loss	-	-	-	124	-	124
Net loss	-	-	-	-	(14,468)	(14,468)

DECEMBER 31, 2021	18,331,507	2,107	133,796	1,101	(51,965)	85,039

Exercise of options	22,875	3	147	-	-	150
Restricted stock units vested	67,470	7	(7)	-	-	-
Stock based compensation	-	-	2,712	-	-	2,712
Net loss	-	-	-	-	(31,060)	(31,060)

DECEMBER 31, 2022	18,421,852	2,117	136,648	1,101	(83,025)	56,841

Issuance of shares for cash consideration of $513 net of $153 issuance costs	124,171	15	345	-	-	360
Restricted stock units vested	52,532	5	(5)	-	-	-
Stock based compensation	-	-	1,951	-	-	1,951
Net loss	-	-	-	-	(29,068)	(29,068)

DECEMBER 31, 2023	18,598,555	$2,137	$138,939	$1,101	$(112,093)	$30,084

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net loss	$(29,068)	$(31,060)	$(14,468)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	835	777	546
Capital gain on sale of property and equipment	(20)
Loss (income) on marketable securities and short-term bank deposits	(343)	1,983	(5,590)
Loss on assets and liabilities classified as held for sale	4,244	-	-
Non-cash operating lease expenses	696	831	413
Share-based compensation	1,951	2,712	2,914
Changes in operating asset and liability items:
Increase (decrease) in prepaid expenses and other receivables	608	278	(1,249)
(Decrease) increase in accounts payable trade	(1,121)	1,168	442
(Decrease) increase in accrued expenses and other liabilities	(350)	684	(466)
Decrease in liability classified as held for sale	(101)	-	-
Operating lease liabilities	(854)	(1,326)	(84)
Net cash used in operating activities	(23,523)	(23,953)	(17,542)

Cash flows from investing activities
Purchase of property and equipment	(236)	(8,122)	(1,625)
Proceeds from sale of property and equipment	133	-	-
Investment in short-term interest-bearing bank deposits	(26,166)	(299)	-
Release of short-term interest-bearing bank deposits	301	10,004	20,030
Purchases of marketable securities	-	(1,608)	(104,417)
Proceeds from sale of marketable securities	-	62,549	47,604
Net cash provided by (used in) investing activities	(25,968)	62,524	(38,408)

Cash flows from financing activities
Proceeds from issuance of shares and warrants, net	360	-	53,174
Proceeds from exercise of warrants	-	-	7,702
Proceeds from exercise of options	-	150	106
Net cash provided by financing activities	360	150	60,982

Increase (decrease) in cash, cash equivalents and restricted cash	(49,131)	38,721	5,032
Cash, cash equivalents and restricted cash - beginning of year	50,357	11,636	7,012
Exchange rate differences on cash, cash equivalents and restricted cash	-	-	(408)
Cash, cash equivalents and restricted cash - end of year	$1,226	$50,357	$11,636
Supplemental disclosures of cash flow information:

Cash paid for taxes	$-	$-	$-
Cash received for interest, net	$1,565	$835	$120

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION

a.	General

Enlivex Therapeutics Ltd. (the “Parent” and, including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) is a clinical-stage macrophage reprogramming immunotherapy company originally incorporated on January 22, 2012 under the laws of the State of Israel.

The Company is a clinical stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of debilitating and life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of certain diseases, which include, sepsis, osteoarthritis and others.

AllocetraTM is based on the discoveries of Professor Dror Mevorach, an expert on immune activity, macrophage activation and clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

The Company’s ordinary shares, par value of NIS 0.40 per share (“Ordinary Shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and on the Tel Aviv Stock Exchange.

b.	Financial resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital to support such activities. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects that its operations will require additional cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company has incurred net losses since its inception, and, as of December 31, 2023, had an accumulated deficit of $112.1 million.

The Company expects to continue to incur losses for at least the next several years, and the Company will need to raise debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates and may be required to delay its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms.

The ability of the Company to transition to profitability in the longer term is dependent on a combination of factors, including (i) successfully obtaining additional financing discussed above; (ii) the Company’s ability to successfully begin marketing of its product candidates or complete revenue-generating partnerships with other companies; (iii) the success of its research and development; (iv) the impact of competition from other biotechnology and pharmaceutical companies that may develop competitive therapies; and (v) regulatory approval and market acceptance of the Company’s product candidates.

On August 30, 2023 the Company approved its strategic reprioritization and cash preservation plan, including a change to its internal clinical development indications and a related reduction of the Company’s workforce followed by certain additional strategic actions.

The Company’s management and board of directors (the “Board”) are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company’s product candidates for at least twelve months following the filing of these financial statements with the U.S. Securities and Exchange Commission. The Company may determine, however, to raise additional capital during such period as the Board deems prudent. The Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining the financing necessary for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

c.	Approval of financial statements

These financial statements were approved by the Board on March 28, 2024.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023 have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). Any reference in these notes to applicable guidance refers to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The accompanying consolidated financial statements include the accounts of the Company and Enlivex Therapeutics R&D Ltd. and Enlivex Therapeutics RDO Ltd., its wholly owned subsidiaries incorporated in Israel, and Enlivex Therapeutics Inc., its wholly owned subsidiary incorporated in the State of Delaware.

All intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies described below have been applied on a consistent basis for all years presented.

The financial statements have been prepared on the basis of historical cost, subject to adjustment of financial assets and liabilities to their fair value through profit or loss. The Company classifies its expenses on the statement of comprehensive loss based on the operating characteristics of such expenses.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions, it also requires that management exercise its judgment in applying the Company’s accounting policies. The Company’s management believes that the estimates, judgments and assumptions used were reasonable based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts in the statements of operations during each reporting period. Actual results could differ materially from those estimates.

Functional currency and translation to the reporting currency

The functional currency of the Company is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to continue to operate in the foreseeable future. The functional currency of Enlivex Therapeutics R&D Ltd. was the New Israeli Shekel (“NIS”) until September 30, 2021. The Company reassessed the functional currency and determined that the U.S. dollar would be the functional currency prospectively from September 30, 2021. Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired and liabilities incurred after September 30, 2021 were translated at the approximate exchange rate prevailing at the date of the transaction. Transactions included in the statement of income until the date of change were translated at average exchange rates during the applicable period, and transactions after September 30, 2021 were translated at the approximate exchange rate in effect at the time of the transaction. Gains or losses resulting from translation adjustments until September 30, 2021 are reported in other comprehensive income (loss).

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents data regarding U.S. dollar exchange rates:

	At December 31,
	2023		2022		2021

1 U.S. $ =	NIS	3.627	NIS	3.519	NIS	3.110
Increase (decrease) during the year		3.069%		13.15%		(3.27)%

Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

Restricted cash

Amounts included in restricted cash are held in interest bearing saving accounts and represent cash amounts required to be set aside by a contractual agreement for the rental of the Company’s premises and for credit cards and cash amounts required to be set aside by other contractual agreements.

Marketable securities

The Company has an investment policy that includes guidelines on acceptable investment securities, minimum credit quality, maturity parameters, and concentration and diversification. The Company may invest its excess cash in mutual funds that are classified based on the nature of their underlying securities and their availability for use in current operations. The Company’s marketable equity securities are measured at fair value with gains and losses recognized in other income/(expense), net.

Net gain (loss) recognized on equity securities for the years ended December 31, 2023, 2022 and 2021 were $0 thousand, $(1,983) thousand and $5,590.

Property and equipment

Property and equipment are stated at historical cost less depreciation. Assets are depreciated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%
Computers	33.33
Office furniture and equipment	7
Leasehold improvements	16.67
Laboratory equipment	15-30

Impairment of non-financial assets

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. ASC 360 requires three steps to identify, recognize and measure the impairment of a long-lived asset (asset group) to be held and used:

Step 1 - consider whether indicators of impairment are present;

Step 2 - if indicators of impairment are present, perform a recoverability test comparing the sum of the estimated undiscounted cash flows attributable to the long-lived asset or asset group in question to the carrying amount of the long-lived asset or asset group; and

Step 3 - if the undiscounted cash flows used in the recoverability test are less than the carrying amount of the long-lived asset (asset group), estimate the fair value of the long-lived asset or asset group and recognize an impairment loss when the carrying amount of the long-lived asset or asset group exceeds the estimated fair value.

During the years 2023, 2022, and 2021, no impairment losses were identified, other than with respect to assets held for sale. See Note 16.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Leases

In accordance with ASU No. 2016-02, Leases (Topic 842), right-of-use (“ROU”) assets represent our right to use the underlying leased assets over the lease term, and lease liabilities represent our obligation to make lease payments arising from the related leases. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease terms may include options to extend or terminate the lease when we believe it is reasonably certain that we will exercise such options. Operating lease ROU assets are reported in other assets, and operating lease liabilities are reported in accounts payable and accrued liabilities (current), and other long-term liabilities (non-current) in our consolidated balance sheets.

Because the Company’s leases do not provide an implicit interest rate, the Company uses its estimated incremental borrowing rate to determine the present value of lease payments. Lease expenses for operating lease payments are recognized on a straight-line basis over the lease term, and the related ROU assets and liabilities are reduced to the present value of the remaining lease payments at the end of each period. Short-term leases (with a term of 12 months or less) are not recorded as ROU assets or liabilities in the consolidated balance sheets. The Company’s lease agreements include rental payments that adjust periodically for inflation and do not contain any material residual value guarantees or material restrictive covenants.

Assets and liabilities classified as held for sale

The Company classifies an asset group (an “asset”) as held for sale in the period during which (i) the Company has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be abandoned. The Company initially and subsequently measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in operating loss for the period in which the held for sale criteria are met. Upon designation as an asset held for sale, the Company stops recording depreciation or amortization expense on the asset. The Company assesses the fair value of assets held for sale less any costs to sell at each reporting period until the asset is no longer classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated balance sheets. The Company classified certain long-lived assets and liabilities as held for sale as of December 31, 2023 and recorded impairment charges of $4,244 thousand for the year then ended.

Stock-based compensation

The Company accounts for stock-based compensation arrangements with employees and non-employees using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments including stock options. The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur. Option valuation models, including the Black-Scholes option-pricing model, require the input of several assumptions. Changes in the assumptions used can materially affect the grant-date fair value of an award. These assumptions include the risk-free interest rate, expected dividend yield, expected volatility and the expected life of the award.

Employee benefits

The Company is required by Israeli law to make severance payments to Israeli employees upon their dismissal or termination of employment in certain circumstances. The Company operates a number of post-employment defined contribution plans. A defined contribution plan is a program that benefits an employee after termination of employment, under which the Company regularly makes fixed payments to a fund administered by a separate and independent entity so that the Company has no legal or constructive obligation to pay additional contributions if such fund does not contain sufficient assets to pay all employees the benefits to which they may be entitled relating to employee service in the current and prior periods. The fund assets are not included in the Company’s consolidated balance sheets. The Company operates pension and severance compensation plans subject to Section 14 of the Israeli Severance Pay Law. The plans are funded through payments to insurance companies or pension funds administered by trustees. In accordance with its terms, the plans meet the definition of a defined contribution plan.

Short term employee benefits - Labor laws in Israel entitle every employee to vacation days, paid sick leave and recreation pay, computed annually. The Company recognizes a liability and an expense in respect of vacation and recreation pay based on the individual entitlement of each employee.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition

The Company has not yet generated any revenue from product sales or otherwise.

Research and development expenses, net

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, subcontractors and materials used for research and development activities, including clinical trials, manufacturing costs, consulting fees and facilities and overhead costs. All costs associated with research and developments are expensed as incurred. As of December 31, 2023, the Company had not yet capitalized development expenses. Costs incurred in purchasing technology assets and intellectual property are charged to research and development expense if the technology has not been conclusively proven to be feasible and has no alternative future use.

Grants received from Israel Innovation Authority, Ministry of Industry, Trade and Labor (the “IIA”), are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there was reasonable assurance the grant will be received. The grant is deducted from the research and development expenses as the applicable costs are incurred.

Clinical trial expenses are charged to research and development expense as incurred. The Company’s objective is to reflect the appropriate trial expense in the consolidated financial statements by matching the appropriate expenses with the period in which services and efforts are expended. In the event advance payments are made, the payments are recorded as assets, which are expensed as services are rendered.

Preclinical and clinical trial accruals

The Company makes estimates of its accrued expenses as of each balance sheet date in the financial statements based on the facts and circumstances known at that time. Accrued expenses for preclinical studies and clinical trials are based on estimates of costs incurred and fees that may be associated with services provided by contract research organizations, clinical trial sites and other clinical trial-related activities. Payments under certain contracts with such parties depend on factors such as successful enrollment of patients, site initiation and the completion of clinical trial milestones. If possible, the Company obtains information regarding unbilled services directly from these service providers. However, the Company may be required to estimate these services based on other available information. If the Company underestimates or overestimates the activities or fees associated with a study or service at a given point in time, adjustments to research and development expenses may be necessary in future periods. Historically, estimated accrued liabilities have approximated actual expense incurred.

General and administrative

General and administrative expenses consist of compensation and related benefits, including stock-based compensation, for executive and corporate personnel; professional and consulting fees; and allocated overhead, such as facilities and equipment rent and maintenance, insurance costs allocated to general and administrative expenses, costs of patent applications, maintenance, depreciation expense and other miscellaneous expenses which are allocated to general and administrative expense.

Patents

The Company expenses all costs associated with patents (including application fees, and the legal and consulting expenses related to making such applications) for product candidates under development as incurred. As a result of the Company’s research and development efforts, the Company regularly applies for patents to protect proprietary technology and inventions. To date, the Company has not capitalized patent costs. The Company recorded charges to general and administrative expenses in the accompanying statements of operations and comprehensive loss of approximately $391 thousand, $536 thousand and $373 thousand for the years ended December 31, 2023, 2022 and 2021, respectively, related to patent costs.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income taxes

The Company accounts for income taxes in accordance with ASC 740-10 “Accounting for Income Taxes”, which requires the use of the liability method of accounting for income taxes, whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

As the Company is currently engaged primarily in development activities and is not expected to generate taxable income in the foreseeable future, the Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2023, the Company recorded a liability of $605 thousand for uncertain tax positions. The Company does not expect that the amount of uncertain tax positions will change within the next year.

Loss per share

Basic loss per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential shares in accordance with ASC 260, “Earnings per Share.”

All outstanding restricted stock units, options and warrants for the years ended December 31, 2023, 2022 and 2021 have been excluded from the calculation of diluted net loss per share because all such securities are anti-dilutive for all such years. For the years ended December 31, 2023, 2022 and 2021, the total weighted average number of shares related to outstanding potential shares excluded from the calculations of diluted net loss per share was 3,144,994, 2,902,423 and 2,910,491, respectively. The following data show the amounts used in computing loss per share and the effect on loss:

	Year ended December 31,
(in thousands except share and per share data)	2023	2022	2021
Basic and diluted loss per share:
Loss from continuing operations	$(29,068)	$(31,060)	$(14,468)

Number of common shares at the beginning of the year	18,421,852	18,331,507	14,587,934
Weighted average number of shares issued for cash	110,249	-	2,485,245
Weighted average number of stock options exercised	-	13,015	16,715
Weighted average number of restricted stock units vested	42,383	50,364	-
Weighted average number of warrants exercised	-	-	769,819
Number of shares used in per share computation	18,574,484	18,394,886	17,859,713

Basic and diluted net loss per share	$(1.56)	$(1.69)	$(0.81)

Concentrations of credit risk:

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and bank deposits.

Cash and cash equivalents, restricted cash and deposits are invested in major banks in Israel. Such deposits in Israel are not insured. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company had no foreign exchange contracts or any other hedging arrangements as of December 31, 2023.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value of financial instruments

The Company applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”),the guidance defines fair value, provides guidance for measuring fair value and requires certain disclosures. The guidance does not apply to measurements related to share-based payments. The guidance discusses valuation techniques such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, deposits, accounts receivable, accounts payable, accrued liabilities, and lease liability. Fair value estimates of these instruments are made at each reporting period end based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The Company believes that the fair value of the lease liability approximates its carrying value.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

The financial instruments presented on the balance sheet at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs other than quoted prices included within level 1 that are observable either directly or indirectly.

Level 3 - inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Comprehensive income (loss)

Comprehensive loss is the change in shareholders’ equity from transactions and other events and circumstances other than those resulting from investments by shareholders and distributions to shareholders.

The Company accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general-purpose financial statements.

The Company’s other comprehensive income for the year ended December 31, 2021 was composed of gains resulting from translating financial statements in currencies other than the U.S. dollar into U.S. dollars.

Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.  Such reclassifications did not have any significant impact on the Company’s equity, net income or cash flows.

Recently Adopted Accounting Standards

From time to time, the Financial Accounting Standards Board (the “FASB”) or other standard-setting bodies issue accounting standards that are adopted by the Company as of the specified effective date.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments, which replaces the “incurred loss” credit losses framework with a new accounting standard that requires management’s measurement of the allowance for credit losses to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates. This guidance is effective for fiscal years beginning after December 15, 2022, and the adoption of this standard in 2023 did not have a material impact on the Company’s consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40); Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which addresses issues identified as a result of the complexities associated with applying U.S. GAAP for certain financial instruments with characteristics of liabilities and equity. This update addresses, among other things, the number of accounting models for convertible debt instruments and convertible preferred stock, targeted improvements to the disclosures for convertible instruments and earnings-per-share (“EPS”) guidance and amendments to the guidance for the derivatives scope exception for contracts in an entity’s own equity, as well as the related EPS guidance. This update applies to all entities that issue convertible instruments and/or contracts in an entity’s own equity. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The adoption of ASU 2020-06 on January 1, 2022 did not have a material impact on the Company’s consolidated financial statements and disclosures.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40); Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options, a consensus of the FASB Emerging Issues Task Force (“ASU 2021-04”), which aims to clarify and reduce diversity in issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. This update applies to all entities that issue freestanding written call options that are classified in equity. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The adoption of ASU 2021-04 on January 1, 2022 did not have a material impact on the Company’s consolidated financial statements and disclosures.

Recently Issued Accounting Pronouncements Not Yet Effective

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to provide enhanced segment disclosures. The standard will require disclosures about significant segment expenses and other segment items and identifying the Chief Operating Decision Maker and how they use the reported segment profitability measures to assess segment performance and allocate resources. These enhanced disclosures are required for all entities on an interim and annual basis, even if they have only a single reportable segment. The standard is effective for years beginning after December 15, 2023 and interim periods within annual periods beginning after December 15, 2024, and early adoption is permitted. The Company does not believe that adoption of this ASU will have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to provide enhancements to annual income tax disclosures. The standard will require more detailed information in the rate reconciliation table and for income taxes paid, among other enhancements. The standard is effective for years beginning after December 15, 2024, early adoption is permitted. The Company does not believe that adoption of this ASU will have a material impact on the Company’s consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet, including location of amounts reported in the accompanying consolidated balance sheets, that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31,
(in thousands)	2023	2022

Cash held in banks	$813	$2,123
Bank deposits in U.S.$ with original maturities of three months or less (annual average interest rate 2022 - 3.95%)	-	47,822
Total cash and cash equivalents	813	49,945
Restricted cash – current – Prepaid expenses and other receivables	113	113
Restricted cash – noncurrent – Other assets	300	299
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$1,226	$50,357

NOTE 4 – SHORT TERM DEPOSITS

	December 31,
(in thousands)	2023	2022

Bank deposits in U.S.$ (annual average interest rates 6.195% and 0.3%)	$6,240	$299
Bank deposits in NIS (annual average interest rate 2023 - 4.568%)	20,267	-
	$26,507	$299

NOTE 5 – PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
(in thousands)	2023	2022

Prepaid expenses	$1,107	$1,439
Tax authorities	116	522
Others	113	125
	$1,336	$2,086

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	December 31,
(in thousands)	2023	2022

Cost:
Laboratory equipment	$2,773	$2,851
Computers	342	276
Office furniture & equipment	249	249
Leasehold improvements	8,669	8,606
Less Assets classified as held for sale	(7,624)	-
Total cost	4,409	11,982
Accumulated depreciation:
Laboratory equipment	1,887	1,432
Computers	264	203
Office furniture & equipment	41	28
Leasehold improvements	678	444
Total accumulated depreciation	2,870	2,107
Depreciated cost	$1,539	$9,875

For the years ended December 31, 2023, 2022 and 2021, depreciation expenses were $835 thousand, $777 thousand and $546 thousand, respectively.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – OTHER ASSETS

	December 31,
(in thousands)	2023	2022

Restricted cash	$300	$299
Long Term Deposit	8	8
Long-term prepaid expenses	179	105
Right-of-Use assets, net	1,041	5,025
	$1,528	$5,437

NOTE 8 – ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
(in thousands)	2023	2022

Vacation, convalescence and employees’ bonus accruals	$341	$759
Employees and payroll related	422	539
Short term operating lease liabilities	346	653
Accrued expenses and other	2,892	2,708
	$4,001	$4,659

NOTE 9 – LEASES

The Company determines if a contract contains a lease at inception and recognizes operating lease ROU assets and operating lease liabilities based on the present value of the future minimum lease payments at the commencement date. As the Company’s leases do not provide an implicit interest rate, management develops incremental borrowing rates based on the information available at the commencement date in determining the present value of future payments. Lease expenses are recognized on a straight-line basis over the lease term.

At December 31, 2023, the Company’s operating leases were as follows:

In September 2019, the Company entered into a 24 month lease agreement for approximately 55 square meters of office and research lab space at the BioPark Building, Hadassah Ein-Kerem Campus in Jerusalem, Israel. The Company exercised an extension option under this lease and extended the term of the lease by an additional 24 months, which commenced on September 1, 2021 and was subsequently extended to December 31, 2023, at which time this lease expired.

In July 2018, the Company entered into a lease agreement for offices, laboratory space and parking at the Science Park in Nes Ziona, Israel for approximately 420 square meters of space. The lease for this space expired on August 31, 2023, at which time the Company extended the lease for an additional 60-month period.

In October 2020, the Company entered into an additional lease agreement at the Science Park in Nes Ziona, Israel for approximately 421 square meters of space. The lease for this space expires on September 30, 2025, at which time the Company may extend the lease for an additional 33-month period.

On July 29, 2021, the Company entered into an additional lease agreement in Nes Ziona, which added 455 square meters of office space to the existing leased space. The lease for the additional 455 square meters is for a period of 63 months, which commenced on August 1, 2021. The lease expires on October 31, 2026 with an option to extend the lease for an additional 22 months.

At the time the Company entered into each of the Jerusalem and Nes Ziona lease agreements, including the amendment to the Nes Ziona lease agreement, the Company was not reasonably certain that it would exercise the extension options contained therein and therefore did not include the options in the determination of the total lease terms of the leases for accounting purposes.

On September 19, 2021, the Company entered into a lease agreement for a manufacturing plant space for the purpose of manufacturing AllocetraTM to support ongoing clinical trials in Yavne Israel, for a period of 60 months that commenced on September 19, 2021. The Company completed construction on the manufacturing plant in the fourth quarter of 2022. The lease expires on September 18, 2026 with options for two successive 60-month extensions. Upon entering into the plant space lease agreement, the Company estimated that it would exercise the first extension option and therefore included one option term in the determination of the total lease term for accounting purposes. In September 2022, the Company’s management decided to postpone the use of the manufacturing plant for an approximate period of three years and to offer sub-lease and supporting services of the leased space to potential clients during this three-year period.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2023, the Company announced a strategic reprioritization plan. As part of this plan, the Company decided to sell the plant and leasehold improvements installed in the plant, and the ROU asset and lease liability were classified to Assets held for sale and liability held for sale. See note 16.

As of December 31, 2023 the Company was a party to nine vehicle lease agreements. All vehicle lease agreements are for 36 months periods.

	Year ended December 31,
(in thousands)	2023	2022	2021

The components of lease expense were as follows:
Operating leases expenses	$863	$1,037	$698

Cash flow information related to operating leases:
Cash used in operating activities	$766	$875	$449

Non-cash activity - Right of use assets obtained in
exchange for new operating lease liabilities	$689	$179	$5,446

Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:

	December 31,
(in thousands)	2023	2022
Other assets - ROU assets	$2,161	$6,445
Accumulated amortization	1,120	1,420
Operating lease ROU assets, net	$1,041	$5,025
Lease liabilities – current - Accounts payable and accrued liabilities	$346	$653
Lease liabilities – noncurrent	686	4,194
Total operating lease liabilities	$1,032	$4,847
Weighted average remaining lease term in years	3.3	7.6
Weighted average annual discount rate	6.7%	3.4%

(in thousands)

Maturities of undiscounted operating lease liabilities as of December 31, 2023, were as follows:

2024	$410
2025	359
2026	216
2027	121
2028 and onwards	91
Total undiscounted lease liability	1,197
Less: Imputed interest	(165)
Present value of lease liabilities	$1,032

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

a)	Obligation to pay royalties to the State of Israel

The Company is required to pay royalties to the State of Israel (represented by the Israeli Innovation Authority, the “IIA”), computed on the basis of proceeds from the sale or license of products for development supported by IIA grants. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the U.S. dollar) received by the Company plus annual interest.

The aggregate contingent obligation payable by the Company to the State of Israel as of December 31, 2023 was approximately $9.6 million, which represented the gross amount of grants received by the Company from the IIA, including accrued interest. As of December 31, 2023, the Company had not paid any royalties to the IIA.

In January 2022, the Company submitted a new grant application to the IIA to approve an expenditure of $4.8 million for its clinical development program for the prevention of cytokine storms and organ dysfunction associated with sepsis for a period that commenced January 1, 2022 and ended December 31, 2022. In May 2022, the IIA approved this application in the amount of $1 million for expenses associated with the ongoing sepsis clinical Phase II trial.

In January 2021, the Company submitted a new grant application to the IIA for reimbursement by the IIA of certain expenses associated with its clinical development program of prevention of cytokine storms and organ dysfunction associated with sepsis for a period commencing January 1, 2021 and ending December 31, 2021. In May 2021, the IIA approved this application in the amount of $1.2 million.

b)	Executive Chairman Agreement

On September 7, 2018 the Company entered into an agreement with its Executive Chairman. Pursuant to the agreement, upon termination of the Chairman’s board service, under certain conditions defined in the agreement, the Executive Chairman will be entitled to receive an amount of up to three times his then annual base retainer plus the value of accrued benefits. As of December 31, 2023, no termination liability was accrued or payable.

On November 4, 2021 the Company and the Executive Chairman entered into an amendment to the foregoing agreement, granting the Executive Chairman 3.33% of future gross proceeds actually received by the Company during the first five (5) years following consummation of a commercial transaction involving the Company or sale of the Company, in each case as defined in the amendment. In the case of a commercial transaction, the fee with respect to such commercial transaction would become payable only once the aggregate consideration actually received by the Company in respect of such commercial transaction is equal to or greater than $20 million.

c)	Litigation

From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management believes that there were no claims or actions pending against the Company at December 31, 2023 which will have, individually or in the aggregate, a material adverse effect on the Company’s business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business.

NOTE 11 – EQUITY

a)	Ordinary Shares confer upon their holders the right to attend and vote in general shareholders’ meetings, to share in the distribution of dividends if and when declared by the Board and the right to receive assets of the Company upon its liquidation.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)	On August 30, 2023, the Board authorized a share repurchase program for up to an aggregate amount of $1.5 million of Ordinary Shares, subject to court approval. On November 2, 2023, the Economic Department of the Tel Aviv District Court (the “Court”) approved the Company’s share repurchase program. The Court determined, in accordance with the Company’s motion, that the repurchase of shares under the program, if any, must be completed within 45 days following the Court’s approval. The Company did not purchase any shares under the share repurchase program, and the Board approved the extension of the share repurchase program until June 30, 2024, subject to Court approval. On January 17, 2024, the Court approved the Company’s motion to extend the share repurchase program until June 30, 2024, subject to compliance with applicable law. Repurchases, if any, may be effected from time to time through open market purchases, including pursuant to a pre-set trading plan meeting the requirements of Rule 10b5-1(c) of the Exchange Act of 1934, as amended, privately negotiated transactions, pursuant to accelerated share repurchase agreements entered into with one or more counterparties, or otherwise. As of December 31, 2023 no shares had been repurchased by the Company under the share repurchase program.

c)	On December 30, 2022 the Company entered into an agreement (the “ATM Agreement”), with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which the Company may elect to sell, but is not obligated to sell, Ordinary Shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents. The offer and sale of Ordinary Shares by the Company under the ATM Agreement may be made in transactions that will be deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market in the United States for the Ordinary Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. The Company has agreed to pay the Agents an aggregate commission of 3.0% of the gross sales price from each sale of Ordinary Shares under the ATM Agreement. During 2023 the Company sold an aggregate of 124,171 Ordinary Shares under the ATM Agreement, resulting in a gross aggregate offering price of $513 thousand at a gross average price per share of $4.11. Issuance expenses totaled $153 thousand.

d)	On February 9, 2021, the Company entered into an amended and restated underwriting agreement (the “February 2021 Underwriting Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”) with respect to the offer, issuance and sale (the “February 2021 Offering”) of an aggregate of 2,296,107 Ordinary Shares, together with an option granted to Wainwright to purchase up to 344,416 additional Ordinary Shares. The Ordinary Shares were offered to the public at a price of $20 per share.

The February 2021 Offering closed on February 12, 2021, on which date the Company completed the issuance of 2,296,107 Ordinary Shares to Wainwright at a price, including the underwriting discount but before other associated fees, of $18.60 per ordinary share, as set forth in the February 2021 Underwriting Agreement.

On February 17, 2021, Wainwright exercised in part its option to purchase additional Ordinary Shares and purchased 268,205 Ordinary Shares at a price, including the underwriting discount but before other associated fees, of $18.60 per share, as set forth in the February 2021 Underwriting Agreement.

In accordance with the February 2021 Underwriting Agreement, the Company paid Wainwright underwriting discounts and commissions equal to 7% of the gross proceeds received by the Company from the sale of the Ordinary Shares in the February 2021 Offering, as well as a management fee equal to 1% of the gross proceeds received by the Company from the sale of the Ordinary Shares in the February 2021 Offering. In addition, the Company issued to Wainwright 179,501 warrants to purchase Ordinary Shares of the Company. The Company has also paid Wainwright approximately $126,000 for various expenses.

The net proceeds from the February 2021 Offering were $47,023 thousand after deducting Wainwright’s fees and other expenses relating to the February 2021 Offering.

e)	On October 22, 2020, the Company entered into an at the market offering agreement (the “Former ATM Agreement”), with Wainwright pursuant to which the Company was able, from time to time and at the Company’s option, to issue and sell Ordinary Shares having an aggregate offering price of up to $25 million through Wainwright as sales agent, subject to certain terms and conditions. The Company terminated the Former ATM Agreement on December 19, 2022. Between February 5, 2021 and February 9, 2021, the Company received gross proceeds of $6,339,000 from the sale of 284,317 Ordinary Shares under the Former ATM Agreement at an average gross price per share of $22.29. Issuance expenses totaled $192 thousand.

f)	Each of the Company’s outstanding warrants entitles the holder to exercise such warrant for one Ordinary Share and does not confer upon such holder any rights as an ordinary shareholder until such holder exercises such holder’s warrants and acquires the Ordinary Shares.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All Company warrants are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise, requires physical settlement and do not provide any guarantee of value or return.

The following table contains additional information concerning warrants activity for the years 2023 and 2022:

	For the year ended December 31,
	2023		2022
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding at beginning of the year	202,251	$23.31	704,355	$13.18
Forfeited and expired	-	$-	(502,104)	$9.09
Outstanding and exercisable at year-end	202,251	$23.31	202,251	$23.31

Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for warrants outstanding at December 31, 2023:

Number of Warrants	Exercise Price Per Share	Issuance date	Expiration date
22,750	$10	February 26, 2020	February 24, 2025
160,727	$25	February 12, 2021	February 9, 2026
18,774	$25	February 17, 2021	February 9, 2026
202,251

NOTE 12 – SHARE-BASED COMPENSATION

a)	Equity Incentive Plan – general

As of December 31, 2023, 5,028,704 Ordinary Shares were authorized for issuance to employees, directors and consultants under the 2019 Equity Incentive Plan (the “2019 Plan”), of which 1,094,438 shares were available for future grant.

Options granted under the 2019 Plan generally expire ten years following the date of grant. Upon termination of an award recipient’s employment or other relationship with the Company, restricted shares and options cease vesting and unvested shares and options are forfeited. Forfeited shares and shares underlying forfeited or expired options become available for future grant under the 2019 Plan.

b)	Stock option information

The estimated fair value of stock option awards was determined on the date of grant using the Black-Scholes option valuation model using the following assumptions during the periods indicated:

	Year ended December 31,
	2023	2022	2021
Weighted Average Risk-free interest rate	4.65%	3.41%	0.82%
Dividend yield	-	-	-
Weighted Average Volatility factor	84.83%	91.62%	91.57%
Weighted Average Expected life of the options	5	5	5

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table contains additional information concerning options granted under the existing stock-option plan:

	For the year ended December 31,
	2023		2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of the year	2,939,434	$5.85	2,142,547	$6.02	1,884,420	$5.52
Granted	53,192	$3.53	860,492	$5.49	345,500	$12.14
Forfeited and expired	(150,130)	$9.31	(40,730)	$6.42	(48,242)	$33.11
Exercised	-	$-	(22,875)	$6.49	(39,131)	$2.89
Outstanding at end of the year	2,842,496	$5.63	2,939,434	$5.85	2,142,547	$6.02
Exercisable at end of the year	2,245,993	$5.53	1,953,429	$5.55	1,613,465	$4.90

Following is a summary of changes in nonvested shares granted:

	For the year ended December 31,
	2023		2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the year	986,005	$6.46	529,082	$8.69	601,227	$5.93
Granted	53,192	$3.53	860,492	$5.49	345,500	$12.14
Vested during the year	(384,203)	$7.35	(370,839)	$7.14	(385,798)	$7.39
Forfeited during the year	(58,491)	$7.16	(32,730)	$6.43	(31,847)	$6.75
Balance at end of the year	596,503	$5.53	986,005	$6.46	529,082	$8.69

The weighted-average fair values at grant date of options granted during the years ended December 31, 2023, 2022 and 2021 were $3.53, $5.49 and $6.23 respectively.

The total unrecognized estimated compensation cost related to non-vested stock options granted until December 31, 2023 was $1,039 thousand, which is expected to be recognized over a weighted average period of 1.72 years.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for options outstanding at December 31, 2023:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
			(in thousands)
$2.69	649,883	1.42	$6,499	649,883
$3.53	53,192	9.85	-	-
$3.66	250,000	6.34	-	250,000
$4.68	45,500	6.25	-	36,563
$5.34	179,500	8.25	-	50,875
$5.34	442,410	8.89	-	178,176
$5.96	150,000	8.89		37,500
$6.22	606,945	3.5	-	606,945
$8.19	150,000	5.89	-	150,000
$8.23	10,000	7.89	-	5,000
$9.02	40,500	6.88	-	30,375
$10.12	12,126	4.93	-	12,126
$12.23	250,000	7.41	-	236,110
$21.40	1,940	5.57	-	1,940
$90.16	500	0.92	-	500
	2,842,496		$-	2,245,993

The total intrinsic value of options exercised during 2023 was $0.

d)	The following table contains information concerning restricted stock units granted under the existing equity incentive plans:

	For the year ended December 31,
	2023		2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Nonvested at beginning of period	157,560	$10.02	229,331	$10.08	-	$-
Granted	529,854	$1.90	-	$-	236,706	$10.22
Vested	(52,521)	$10.05	(67,458)	$9.91	-	$-
Forfeited	(13,758)	$9.77	(4,313)	$14.67	(7,375)	$14.67
Nonvested at end of period	621,135	$3.14	157,560	$10.02	229,331	$10.08

The Company estimates the fair value of restricted stock units based on the closing sales price of the Ordinary Shares on the date of grant (or the closing bid price if no sales were reported). For the years ended December 31, 2023, 2022 and 2021, the Company recognized $481 thousand, $744 thousand and $1,024 thousand, respectively, of share-based compensation expense related to restricted stock units. Total share-based compensation expense related to restricted stock units not yet recognized as of December 31, 2023 was $1,038 thousand, which is expected to be recognized over a weighted average period of 0.67 years.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e)	The following table summarizes share-based compensation expenses related to grants under the 2019 Plan included in the statements of operations:

	Year ended December 31,
(in thousands)	2023	2022	2021
Research & development	$524	$876	$1,210
General & administrative	1,427	1,836	1,704
Total	$1,951	$2,712	$2,914

NOTE 13 – TAXES ON INCOME

a.	The Israeli corporate tax rate is 23%.

b.	The Company has not paid income taxes since its incorporation. Tax assessments through the year ended December 31, 2017 are deemed to be final.

c.

The Parent and its subsidiaries are taxed separately.

The Company measures its results for tax purposes in nominal terms in NIS based on financial reporting under Israeli accounting principles; therefore, there are differences between the Company’s taxable income (loss) and income (loss) reflected in these financial statements.

As of December 31, 2023, the Parent had the following loss carry-forwards:

(i)	Approximately $40 million deductible only against sale of assets and/or activities in connection with income generated from its clinical development programs prior to the Company’s merger transaction in March 2019.

(ii)	Approximately $17 million, arising after the Company’s merger transaction in March 2019, deductible from future taxable income.

As of December 31, 2023, Enlivex Therapeutics R&D Ltd. and Enlivex Therapeutics RDO Ltd. had loss carry-forwards amounting to approximately $63 million and $1.7 million, respectively, deductible from future taxable income.

These losses carry-forward have no expiration date.

d.	The components of the provision for income taxes are as follows:

Year ended December 31,
(in thousands)	2023	2022	2021
Current tax	$-	$-	$-
Deferred tax	-	-	-
Provision for income taxes, net	$-	$-	$-

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e.	A reconciliation between the Company’s effective tax rate and the statutory rate are as follows:

	Year ended December 31,
	2023	2022	2021
Statutory tax rate	23%	23%	23%
Permanent differences	1%	-%	7%
Exchange rate differences	(5)%	(3)%	10%
Change in valuation allowance	(19)%	(20)%	(40)%
Effective tax rate	-	-	-

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes.

As of December 31, 2023, the Company had provided a full valuation allowance in respect of deferred tax assets. Management currently believes that because the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carry-forward and other temporary differences will not be realized for the foreseeable future.

Components of the Company’s deferred tax liabilities and assets are as follows:

	Year ended December 31,
(in thousands)	2023	2022
Tax assets in respect of:
Accrued employees’ and directors’ compensation	$205	$213
Stock based compensation	1,813	1,365
Research and development expenses	4,016	3,486
Fixed assets	159	185
Loss on disposal group of assets held for sale	710	-
Net loss carryforward	15,356	23,693
Total deferred tax assets	22,259	28,942
Less - valuation allowance	(22,259)	(28,942)
Deferred tax assets	$-	$-

NOTE 14 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Related party’s balances and transactions excluding compensation of members of management and the Board, were as follows:

a)	Reported in the accompanying consolidated balance sheets -

	December 31,
(in thousands)	2023	2022
Current Liabilities - Accounts payable trade	$25	$113
Current Liabilities - Accrued expenses	$23	$99

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)	Related parties’ transactions

On May 12, 2019, the Company entered into a research agreement with its Chief Scientific & Medical Officer under which the executive officer undertook to perform a patients’ study according to the terms defined in the agreement. The agreement will terminate upon the completion of the study according to the study protocol and the submission of all reports and other documentation, or if earlier, upon termination by any of the parties pursuant to the terms of the agreement. In the event of early termination for any reason, the Company shall pay the executive officer the following payments: (i) the agreed remuneration for work performed in accordance with the agreement until the date of termination; and (ii) in the event that the termination is not due to a breach of the agreement by the executive officer, the Company shall reimburse the executive officer for all documented expenses arising from non-cancellable commitments incurred prior to such termination. In consideration for the executive officer’s fulfilment of his obligations, the Company has agreed to pay a fixed price for each of the activities performed as defined in the agreement. Total Research and development expenses related to this agreement and included in the Company’s consolidated statement of operations for the years ended December 31, 2023, 2022 and 2021 were $862 thousand, $1,322 thousand and $1,331 thousand.

NOTE 15 – FAIR VALUE MEASUREMENT

The Company’s financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2023 and 2022:

	December 31, 2023
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$813	$813	$-	$-
Short term deposits	26,507	26,507	-	-
Restricted cash	413	413	-	-
Total financial assets	$27,733	$27,733	$-	$-

	December 31, 2022
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$49,945	$49,945	$-	$-
Short term deposits	299	299	-	-
Restricted cash	412	412	-	-
Total financial assets	$50,656	$50,656	$-	$-

NOTE 16 – ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

The Company classified certain long-lived assets as held for sale as of December 31, 2023 due to its plan to dispose of these assets.

During 2023, the Company adopted a strategic reprioritization plan, and, as part of this plan, the Company decided to dispose of a group of assets consisting of the ROU asset of its leased manufacturing plant, the lease liability relating to the plant, leasehold improvements installed in the plant and some laboratory equipment. As of December 31, 2023, the Company had identified a potential purchaser and is in the process of negotiating a potential transaction to sell these assets. The transaction is expected to be completed in 2024; therefore, the criteria of assets held-for-sale were satisfied as of December 31, 2023. For the year ended December 31, 2023, the Company recognized a loss of $4,244 thousand due to loss recognized on the group of assets held for sale. There can be no assurance that the Company will successfully complete the sale of these assets. See additional information in Note 2 – significant accounting policies – assets and liabilities classified as held for sale.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Research and development expenses – net

	Year ended December 31,
(in thousands)	2023	2022	2021
Payroll and related expenses	$5,265	$6,371	$5,054
Research and development services	9,853	8,264	4,557
Materials	1,880	2,044	1,505
Share Based Compensation	524	876	1,210
Depreciation	802	740	546
Other	911	1,605	1,029
	19,235	19,900	13,901
Israel Innovation Authority participation in research and development costs and royalties payable	(223)	(1,207)	(1,020)
	$19,012	18,693	$12,881

b.	General and administrative expenses

	Year ended December 31,
(in thousands)	2023	2022	2021
Payroll expenses	$912	$1,289	$1,138
Compensation to directors	887	681	1,168
Professional fees	969	1,294	1,080
Office maintenance and office expenses	906	402	167
Insurance	567	895	783
Share Based Compensation	1,427	1,836	1,704

Other	471	707	367
	$6,139	$7,104	$6,407

c.	Finance income (expenses), net

	Year ended December 31,
(in thousands)	2023	2022	2021
Interest income	$1,565	$835	$120
(Loss) income related to marketable securities	-	(1,983)	5,590
Exchange differences, net	(1,224)	(4,101)	(562)
Bank commissions and other expenses	(14)	(14)	(328)
	$327	$(5,263)	$4,820

NOTE 18 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these financial statements were issued, and determined that the following events necessitated disclosure:

1.	During the first quarter of 2024, the Company issued and sold 178,931 Ordinary Shares under the ATM Agreement, see Note 11(c) above for further information on the ATM Agreement.

2.	In February 2024, the Board approved the payment of bonuses for 2023 to the Company’s executive officers based on execution milestones determined in early 2023. The Company intends to pay the bonuses on the date that is 75 days prior to the Company’s 2024 annual general meeting of shareholders. The Company may pay the bonuses in cash, restricted stock units or a combination thereof. The allocation of the 2023 bonuses between restricted share units and cash will be subject to the discretion of the Board.

In addition, the Board approved the grant of an aggregate of 250,000 options to purchase Ordinary Shares, of which 240,000 were allocated to non-executive employees and 10,000 to the Chief Financial Officer.